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                               June 7, 2023

       Tom Croal
       Chief Financial Officer
       GEN Restaurant Group, Inc.
       11472 South Street
       Cerritos, CA 90703

                                                        Re: GEN Restaurant
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2023
                                                            File No. 333-272253

       Dear Tom Croal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed May 26, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Events Concerning Our Financial Position, page 72

   1. Please expand your disclosure to provide material terms of the EIDL loans and line of credit with Pacific
City Bank including the maturity dates, interest rates, monthly payment formulas, and other
material financial covenants. Additionally, please revise your risk factor section to
disclose any associated risks including, but not limited to the risk that all or parts of the loan
may not be repaid.
 Tom Croal
FirstName  LastNameTom   Croal
GEN Restaurant  Group, Inc.
Comapany
June 7, 2023NameGEN Restaurant Group, Inc.
June 7,
Page 2 2023 Page 2
FirstName LastName
Results of Operations..., page 77

2. Please revise your disclosure of results of operations to include a discussion of the changes for the fiscal year end, December 31, 2022. Refer to the guidance in Instructions to paragraph (b) of Item 303 of Regulation S-K.
Non-GAAP Financial Measures
Restaurant-Level Adjusted EBITDA and Restaurant-Level Adjusted EBITDA Margin, page 81

3. Please ensure your presentation of Restaurant-level Adjusted EBITDA and Restaurant-
         level Adjusted EBITDA Margin on pages 1, 4, 5, 81, 84 and 93, does not have greater prominence than the presentation of Operating Income and Operating Income Margin.
         Please revise your disclosure accordingly. Refer to Question 102.10 of the staff's
         Compliance & Disclosure Interpretations on "Non-GAAP Financial
Measures."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Peter Wardle, Esq.